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           THE TOTAL NUMBER OF PAGES CONTAINED IN THIS DOCUMENT IS 5



                                   FORM 6-K
                                   --------


                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                           Report of Foreign Issuer

                   Pursuant to Rule 13a-16 or 15d-16 of the
                        Securities Exchange Act of 1934

                         For the month of October 2000


                  NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                (Translation of registrant's name into English)


                             3-1, OTEMACHI 2-CHOME
                       CHIYODA-KU, TOKYO 100-8116, JAPAN
                   (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                  Form 20-F  X     Form 40-F
                            ---             ---


  Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes              No   X
                         ----          ----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-____________.
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                                       2



ANNOUNCEMENT OF NTT COMWARE'S INTENTION TO FORM ALLIANCE WITH IBM JAPAN TO DELIVER INFORMATION TECHNOLOGY SERVICES IN JAPAN.

  On October 31, 2000, the registrant announced that it and IBM Japan entered into a Memorandum of Understanding to form an alliance to deliver information technology services to the NTT group as well as IBM customers seeking such services in Japan. Attached hereto is a press release describing the nature of the alliance.

                          FORWARD LOOKING STATEMENTS

  We have made forward-looking statements in this Form 6-K, all of which are subject to risks and uncertainties. These forward-looking statements contain information concerning possible or assumed business performance or achievement. Actual performance or achievement may be materially different from the performance or achievement expressed or implied by these forward-looking statements.
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                                 SIGNATURE


  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       NIPPON TELEGRAPH AND TELEPHONE
                                       CORPORATION



                                       By  /s/   KAZUTO TSUBOUCHI
                                           -------------------------
                                           Name:  Kazuto Tsubouchi
                                           Title: Senior Manager
                                                  Investor Relations Group
                                                  Department IV


Date:  October 31, 2000